EXHIBIT 99.1

MEDIA RELEASE

CENTOGENE Announces CFO Transition and Appointment of Miguel Coego Rios as EVP Finance & Legal and Interim CFO

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, February 08, 2022 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced plans for the transition of Chief Financial Officer René Just and the appointment of Miguel Coego Rios as Executive Vice President of Finance & Legal and Interim CFO. René Just has resigned from the Company effective March 31, 2022, after the expected filing date of CENTOGENE’s Annual Report on Form 20-F. Miguel Coego Rios will join the Company on February 08, 2022, and work closely through the transition with current Chief Financial Officer René Just. The Company has initiated a search for a permanent Chief Financial Officer; both internal and external candidates will be evaluated.

"It is a privilege to welcome Miguel Coego Rios to the CENTOGENE team. With more than a decade of experience in senior finance roles in the biopharma sector, the expertise that Miguel brings is invaluable. I have worked with him in previous roles, and we are looking forward to the contributions he will bring to CENTOGENE as we position ourselves as the unique and essential partner in rare, metabolic and neurodegenerative diseases,” said Kim Stratton, CENTOGENE’s Chief Executive Officer.

“The work that CENTOGENE is doing from diagnostics, to discovery, to clinical development, to market access & expansion, in rare, metabolic, and neurodegenerative diseases offers real hope to patients around the world,” said Miguel Coego Rios.“The Company has recently attracted a very solid financial foundation to accelerate growth and innovation. CENTOGENE can now focus on the next step in the evolution of its strategy, and I look forward to enhancing the value of CENTOGENE by ensuring optimal resource allocation on our strategic path forward and to thereby contribute to maximizing stakeholder value. I am excited to be joining a highly motivated team with the goal to deliver results and inflection milestones.“

Miguel Coego Rios is an experienced senior executive with broad expertise in finance and commercial leadership roles in the pharmaceutical and biotech sectors. He has an extensive track record in achieving sales and expenses targets, team management and development, and steering multi-country projects. Most recently, he was Vice President & General Manager South Europe at Orphazyme A/S, a late-stage clinical biotech. Before that he was Vice President & CFO EMEA at Mundipharma, a multinational pharmaceutical company. Earlier in his career, he served in several senior management positions at Shire Pharmaceuticals between 2011 and 2019, most recently as CFO LATAM and General Manager of the Andean region. Miguel Coego Rios has gained notable international exposure having completed positions in Colombia, Brazil, Spain, and the UK.

Kim Stratton added, "I would like to thank René for his contributions over the past year. He has significantly improved our internal processes and has initiated a cost reduction process and an acceleration of our annual reporting cycle. I want to specifically commend him on securing a strong financial foundation for CENTOGENE with the recently closed financing transactions. With that milestone behind us, with a strong management team, and with a significantly improved financial position, it is now time to deliver on our long-term strategy. We wish René all the best in his future endeavors, and we look forward to working with him through the transition.”

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

Brendan.Payne@sternir.com